

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 2, 2015

Phiraphat Siwarirat, President
Global Gard, Inc.
509 Village no.12, Khok Kruad Sub-District,
Mueang Nakhon Ratchasima District
Nakhon Ratchasima Province, 30280 Thailand

> **Re:** **Global Gard, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 18, 2015**
> **File No. 333-203400**

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2015 letter.

Dilution, page 17

1. Revise to update the dilution table as of the most recent interim period ended June 30, 2015. Also, please provide us with your computation of net tangible book value per share after offering.

Plan of Operations, page 44

2. We note your response to prior comment 3 and revised disclosure where you identify challenges related to developing apps. However, it appears that your disclosure should be refocused on the challenges related to successfully developing and launching the specific type of software and apps you intend to launch. To the extent that the apps you intend to launch present unique technical challenges your disclosure should be revised to described such challenges for each app.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

3.   Please revise to provide a discussion of results of operations for all periods presented in your financial statements. That is, you should also include a discussion of the results of operations for the inception-to-date period ended December 31, 2014 and the six months ended June 30, 2015. Refer to Item 303(b) of Regulation S-K.

        You may contact Melissa Walsh, Staff Accountant at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

                        Sincerely,

                        /s/ Barbara C. Jacobs

                        Barbara C. Jacobs
                        Assistant Director
                        Office of Information Technologies and
                        Services